FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated October 23, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Date: October 23, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1

PRESS RELEASE
New York and Stockholm – 23 October 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

CAPITAL MARKETS EVENT IN PARAGUAY

New York and Stockholm - 23 October, 2008 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, is today holding its fourth annual capital markets event for analysts and investors.  This year, the event is taking place in Paraguay.  Participants will be given a country presentation and a tour of Tigo Paraguay's operations, which will include visits to points of sales and customer service centres in Asuncion and Cuidad del Este.  Tigo Paraguay will also demonstrate its distribution and territory management systems, as well as affordability initiatives and Tigo Cash, the mobile micro payment system.

Marc Beuls, President and Chief Executive Officer of Millicom commented: "Paraguay has, over several years, become the test bed for new ideas within Millicom and it is a great market in which to demonstrate some of the many initiatives that are being rolled-out to put our Triple A strategy into action.  Such initiatives have enabled Tigo to grow its market leading position in Paraguay."

The full presentation will be available on Millicom's website later today (October 23, 2008).

CONTACTS

Marc Beuls
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg
Telephone:  +352 27 759 327

Andrew Best
Investor Relations
Shared Value Ltd, London
Telephone:  +44 7798 576 378
Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa.  It also operates cable and broadband businesses in five countries in Central America.  The Group's mobile operations have a combined population under license of approximately 289 million people.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.